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Matt Kreutz · 3rd

CEO at Firebrand Artisan Breads

San Francisco Bay Area · **Contact info**

500+ connections

Firebrand Artisan Breads

Experience

CEO

Firebrand Artisan Breads

Apr 2007 – Present · 14 yrs 9 mos

Oakland, CA

Since I've been 14 I've been fortunate to do what I love and work in the service industry. I've never had a job outside of baking and food and it's so exciting to wake up everyday knowing you are going to go to work and learn something new. In 2007 I started Firebrand Artisan Breads in a small West Oakland warehouse, moving to a larger retail and wholesale shop in Uptown Oakland in 2015. Our focus is on making the best breads and pastries while providing excellent service to our staff, customers and community. We provide high quality jobs with a focus on hiring people with barriers to employment.
At Firebrand, we believe everyone is capable of greatness. We believe in creating a ...see more